Exhibit 99.1

AURA MINERALS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Aura Minerals Inc. (the “Company”) will be held virtually via live webcast at https://virtual-meetings.tsxtrust.com/en/1932/, on Tuesday, June 16, 2026, at 10:00 a.m. (ET), for the following purposes:

(a)	As an ordinary resolution, to reelect the Board of Directors of the Company (the “Board”) for the ensuing year;

(b)	As an ordinary resolution, to appoint KPMG LLP and KPMG Auditores Independentes Ltda., as the auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration; and

(c)	As a special resolution, that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association (the “Amended Articles”), accessible at the Company’s website at https://www.auraminerals.com/en/investors/regulatory-filings/.

The audited consolidated financial statements of the Company for the year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on April 1, 2026 with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Investor Relations section of the Company’s website at https://www.auraminerals.com/en/investors/ and on the SEC’s website at https://www.sec.gov/ or by contacting the Company’s Investor Relations Department by email at ri@auraminerals.com.

Shareholders may obtain a copy of the Amended Articles along with a marked version against the Company's Memorandum and Articles of Association currently in effect, free of charge, from the Investor Relations section of the Company’s website at https://www.auraminerals.com/en/investors/ or by contacting the Company’s Investor Relations Department by email at ri@auraminerals.com.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the Meeting. Your vote is very important to the Company.

Meeting Instructions

The Company has decided to conduct the Meeting virtually via live webcast. The Board and management of the Company believe that enabling shareholders to attend the Meeting virtually will lead to greater shareholder attendance and participation.

Shareholders will be able to view the Meeting, all in real time, via live webcast available online using the TSX meeting platform at https://virtual-meetings.tsxtrust.com/en/1932/ (Meeting ID# 1932; Password: aura2026 (case sensitive)). Registered shareholders and duly appointed proxy holders who log in with a valid 12-digit control number found on their form of proxy will be able to ask questions and vote in the Meeting virtually. Shareholders will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins (except for Internet Explorer). Google Chrome is the recommended browser for the TSX meeting platform.

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It is important to note that shareholders accessing the Meeting virtually must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.

The Company urges all shareholders to vote by proxy in advance of the Meeting in accordance with the instructions set out below and to participate in the Meeting virtually using the details provided below:

Date and Time: Monday, June 16, 2026, at 10:00 a.m. (ET) Webcast: https://virtual-meetings.tsxtrust.com/en/1932/

Meeting ID: 1932

Meeting Password: aura2026 (case sensitive)

*Participants should log in approximately 10 to 15 minutes prior to the scheduled start time.

Registered shareholders and duly appointed proxyholders are entitled to vote and ask questions at the Meeting virtually by following the steps listed below:

Type in https://virtual-meetings.tsxtrust.com/en/1932/ on your browser at least 10 to 15 minutes before the Meeting starts.

1.	Click on “I have a control number”.

2.	Enter your 12-digit control number (on your proxy form).

3.	Enter the Meeting Password: aura2026 (case sensitive).

4.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click “Submit”. A confirmation message will appear to show your vote has been received.

Beneficial shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting instruction form.

2.	Sign and send it to your intermediary by the voting deadline, following the submission instructions on the voting instruction form.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at www.tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/en/1932/ on your browser at least 10 to 15 minutes before the Meeting starts.

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5.	Click on “I have a control number”.

6.	Enter the control number provided by email from tsxtrustproxyvoting@tmx.com.

7.	Enter the Meeting Password: aura2026 (case sensitive).

8.	When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options show on screen and click “Submit”. A confirmation message will appear to show your vote has been received.

Guests can also listen (without the ability to vote or ask questions) to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/en/1932/ on your browser at least 10 to 15 minutes before the Meeting starts.

2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Registered Shareholders: Every registered holder of common shares at the close of business on May 4, 2026, is entitled to receive notice of and to attend and vote such shares at the Meeting. Registered shareholders who are unable to or do not wish to attend the Meeting and who wish to ensure that their shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of proxy: Mail: c/o Proxy Dept., TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1; Facsimile: 416-595-9593; or Internet: www.voteproxyonline.com and enter the 12 digit control number. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournments thereof. Further instructions with respect to voting by proxy are provided in the form of proxy and in the proxy statement accompanying this Notice.

Non-Registered Shareholders: Shareholders may beneficially own shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf. If you are a Non-Registered Shareholder and wish to attend the Meeting and vote, you must duly appoint yourself as a proxyholder.

Holders of Brazilian Depositary Receipts (“BDRs”): The duly registered beneficial owners of the Company’s BDRs duly registered in the books of Banco Bradesco S.A. (“Banco Bradesco”) or under custody of any broker house at B3 at the close of trading at B3 on May 4, 2026, will have the right to instruct the depositary institution, Banco Bradesco, with respect to the votes attaching to the shares underlying their BDRs. To exercise such voting rights, a holder of BDRs must deliver a completed instrução de voto signed by, if applicable, a duly qualified representative of the BDR holder, together with a copy of the documents evidencing such capacity (such as a power of attorney, minutes of the meeting, bylaws, etc.), with a notarized signature, accompanied by a copy of the Central Depositary - B3 extract with the position registered on the record date.

Holders of BDRs must deliver their duly executed instrução de voto together with necessary supporting documentation to Banco Bradesco no later than June 4, 2026, at 4:00 p.m. (Brasília time). Holders of BDRs may deliver their duly executed instrução de voto together with necessary supporting documentation to Banco Bradesco by mail to Banco Bradesco S.A., at Núcleo Cidade de Deus, VilaYara, s/nº, Osasco, Estado de São Paulo, Brazil, Zip Code 06029-900 – C/O Bradesco Custodia e Serv. Financeiros Operações Internacionais – Fundos Offshore e DRs or by email at bcsf.dr@bradesco.com.br. Portuguese translations of the Meeting Materials are also available to holders of BDRs at https://auraminerals.com/ and https://www.gov.br/cvm/pt-br.

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For inquiries concerning the delivery of documents by holders of BDRs to Banco Bradesco, please contact Banco Bradesco at bcsf.dr@bradesco.com.br.

DATED MAY 14, 2026.

BY ORDER OF THE BOARD

AURA MINERALS INC.

“Rodrigo Barbosa”

President and Chief Executive Officer

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